Exhibit 99.1

CORRECTING and REPLACING Canada Goose Reports Second Quarter Fiscal 2024 Results

Toronto - Nov 2, 2023 – The release has been corrected to include the previously omitted disclosure of the Revolving Facility on the Condensed Consolidated Statements of Financial Position originally attached to the release.

The updated release reads:

Canada Goose Reports Second Quarter Fiscal 2024 Results

Revenue increased 1% year-over-year to $281.1 million

Reported net income of $4.1 million

Adjusted EBIT6 of $15.6 million

Canada Goose Holdings Inc. (NYSE, TSX: GOOS), a global performance luxury and lifestyle brand, announced today financial results for the second quarter of fiscal 2024, which ended October 1, 2023, and an updated outlook for fiscal 2024. All amounts are in Canadian dollars unless otherwise indicated.

“We delivered solid second quarter results, with earnings exceeding our expectations and gross margin expansion despite operating in a challenging retail environment,” said Dani Reiss, Chairman and CEO of Canada Goose. “The quarter saw us advance each of our priorities, including a favorable response to our investments in emerging categories such as rain wear, apparel and footwear; a new channel launch with the opening of our first travel luxury location; the broadening of our customer base with high impact marketing collaborations and continued operational discipline. While we are operating in an uncertain macro landscape, we are confident in the power of our brand, the quality of our products, and the ongoing execution of our strategy has us poised to create long-term value for our stakeholders.”

Second Quarter Fiscal 2024 Financial Highlights1:

•	Total revenue increased 1% to $281.1m compared to the prior year, down (3)% on a constant currency basis[2].

•

DTC revenue grew 15% to $109.4m, up 12% on a constant currency basis[2], driven by growth of in-store retail sales. Sales from DTC channels increased as part of the total revenue mix to 39% from 34% in the same reporting period last year. DTC comparable sales[3] decreased 7% year-over-year with comparable store sales up slightly compared to the same period in the prior year and a decrease in e-commerce sales.

•

Wholesale revenue decreased (10)% or (15)% on a constant currency basis[2], consistent with our expectations across all geographies, due to the planned streamlining of wholesale relationships as we optimize for greater DTC sales within our channel mix, partially offset by earlier shipments of orders to wholesale customers.

[1]	Comparisons to second quarter ended October 2, 2022.
[2]	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
[3]	DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

•

Revenue grew by 13% in Asia Pacific, 6% in EMEA[4] and was down (7)% in North America. The decrease in North America revenue year-over-year was primarily due to the decline in wholesale revenue, which was in line with expectations, partially offset by an increase in DTC revenue.

•

Gross profit grew 8% to $179.5m, compared to the prior year. Gross margin for the quarter expanded to 63.9% compared to 59.8% in the second quarter of fiscal 2023, primarily due to a higher proportion of DTC channel sales, pricing, and favourable product mix from the sale of higher margin styles within Heavyweight Down and non-Heavyweight Down categories, partially offset by higher product costs due to higher input cost inflation and freight and duty charges.

•

Selling, general and administrative (SG&A)[5] expenses were $177.2m, compared to $144.3m in the comparable period last year. The increase in SG&A was primarily due to our expanded retail network and investments in initiatives to improve long-term operational efficiency through our Transformation Program, the majority of which were one-time in nature.

•	Operating lncome[5] was $2.3m, compared to $21.5m in the second quarter of fiscal 2023. The decrease in operating income was attributable to higher SG&A costs, partially offset by higher gross profit.

•	Adjusted EBIT5,[6] was $15.6m, compared to $26.3m in the second quarter of fiscal 2023.

•

Net Income attributable to shareholders was $3.9m, or $0.04 per basic share, compared with a net income attributable to shareholders of $3.3m, or $0.03 per basic share for the second quarter of fiscal 2023.

•	Adjusted net income[6] was $16.2m, or $0.16 per basic share, compared with an adjusted net income of $20.3m, or $0.19 per basic share for the second quarter of fiscal 2023.

Revenue By Segment

	Second quarter ended		$ Change			% Change
CAD $ millions	October 1, 2023	October 2, 2022	As reported	Foreign exchange impact	In constant currency[7]	As reported	In constant currency[7]
DTC	109.4	94.8	14.6	(3.4)	11.2	15.4%	11.8%
Wholesale	162.0	180.7	(18.7)	(8.3)	(27.0)	(10.3)%	(14.9)%
Other	9.7	1.7	8.0	—	8.0	470.6%	470.6%

Total revenue	281.1	277.2	3.9	(11.7)	(7.8)	1.4%	(2.8)%

Revenue by Geography

	Second quarter ended		$ Change			% Change
CAD $ millions	October 1, 2023	October 2, 2022	As reported	Foreign exchange impact	In constant currency[7]	As reported	In constant currency[7]
Canada	57.9	58.7	(0.8)	—	(0.8)	(1.4)%	(1.4)%
United States	66.2	74.2	(8.0)	(1.9)	(9.9)	(10.8)%	(13.3)%

North America	124.1	132.9	(8.8)	(1.9)	(10.7)	(6.6)%	(8.1)%
Asia Pacific	63.8	56.4	7.4	(1.1)	6.3	13.1%	11.2%
EMEA	93.2	87.9	5.3	(8.7)	(3.4)	6.0%	(3.9)%

Total revenue	281.1	277.2	3.9	(11.7)	(7.8)	1.4%	(2.8)%

[4]	EMEA comprises Europe, the Middle East, Africa, and Latin America.
[5]

Certain comparative figures have been reclassified to conform with current year presentation. Foreign exchange gains and losses related to the term loan, net of hedging, which were presented in SG&A expenses in the second quarter ended October 2, 2022, are now reflected in the presentation of net interest, finance and other costs.

[6]

Adjusted EBIT and adjusted net income are non-IFRS financial measures, and adjusted net income attributable to shareholders of the Company and adjusted net income per basic and diluted share attributable to the shareholders of the Company are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

[7]	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

Balance Sheet Highlights

Inventory was $519.7m for the second quarter ended October 1, 2023, up 2% from the second quarter ended October 2, 2022, with decelerating year-over-year growth compared to the first quarter of fiscal 2024.

During the second quarter of fiscal 2024, the Company repurchased 1,364,542 subordinate voting shares for a total cash consideration of $29.9m, ending the quarter with a cash balance of $37.5m, compared with $97.1m at first quarter ended October 2, 2022.

Second Quarter Fiscal 2024 Business Highlights

During the second quarter, our progress was guided by our three strategic growth pillars: Driving consumer-focused growth, building the DTC network, and product expansion. Notable business highlights from our second quarter included the following:

•	Driving consumer-focused growth

•

Launched a collaboration with Rokh x Matt McCormick that includes eight exclusive pieces for women. In October we launched a luxury outerwear collection through a collaboration with streetwear brand, Pyer Moss.

•

Launched our Fall/Winter 2023 campaign, shot by acclaimed photographer, Annie Liebowitz, featuring three trailblazing women: Sheila Atim (actor, musician, writer, and composer), Sophie Darlington (award-winning wildlife filmmaker and cinematographer), and Kimberly Newell (Olympic ice hockey goalie).

•	In addition, our Fall/Winter 2023 lineup includes a partnership with celebrity stylist Karla Welch and upcoming collaborations with Concepts, BAPE and OVO before the calendar year end.

•	Building the DTC network

•

Opened six new permanent stores, including three stores in United States (Los Angeles, Philadelphia and Atlanta), two in Mainland China (Tianjin and Shanghai) and one in Japan (Tokyo), and converted two temporary stores to permanent in Japan, bringing the total permanent store count to 62 at the end of the second quarter of fiscal 2024. As a result, we added nearly 12,000 square feet with our new locations, strategically placing our stores in some of the most preeminent shopping destinations in the world and providing additional touch points to connect with our high value customers.

•

Diversified our wholesale business by opening our first branded standalone Travel retail store at Frankfurt International Airport in September 2023. This marks the beginning of our journey in the travel retail market, which presents a meaningful opportunity with luxury tourists. Further openings are planned this year.

•	Product expansion

•

Launched our Fall/Winter 2023 women’s collection, featuring sustainable offerings with nature-inspired and classic colourways that combine luxurious style with performance, including the Rhoda Parka, Garnet Cropped Puffer and Vest and Copal Cashmere Crewneck and Turtleneck made from pima cotton, lumina (a recycled fabric) and 100% cashmere yarn.

•

Non-Heavyweight Down category grew year-over-year in the second quarter of fiscal 2024, expanding its share of revenue within the overall mix. Within non-Heavyweight Down, rain wear was our fastest growing category followed by apparel, with revenue in both categories increasing across all regions. The Chilliwack fleece bomber, HyBridge knit jacket and Simcoe fleece hoody topped our best-selling list in the Apparel category during the quarter.

•	Launched our first-ever sneaker line, the Glacier Trail, delivering ultra-versatile performance and year-round relevance while meeting the needs of the modern explorer.

Subsequent to Second Quarter Fiscal 2024

•

Celebrated the 5th anniversary of our first brick-and-mortar store opening in China, holding an event in Shanghai that was attended by hundreds of guests, including celebrities, influencers, business partners and government officials. Since opening our first store in Beijing in 2018, our footprint in Mainland China has grown to 21 permanent stores.

Updated Fiscal 2024 Full Year and Q3 Outlook8

The outlook that follows supersedes all prior financial outlook statements made by Canada Goose, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. The purpose of this outlook is to provide a description of management’s expectations regarding the Company’s annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Canada Goose’s control. Please see “Forward-looking Statements” below for more information.

Our outlook for the second half of fiscal 2024 has come under pressure due to the increasingly challenging global macro-economic and geopolitical environments that have impacted consumer decision-making and prioritization of spend. As a result, we saw early momentum gathered in our second quarter of fiscal 2024 begin to slow noticeably in September. We have, therefore, revised and expanded our potential range of outcomes to reflect the current environment.

For fiscal 2024, we expect:

•	Total revenue between $1.2b and $1.4b, compared to original guidance of $1.4b to $1.5b.

•

Non-IFRS adjusted EBIT between $135m and $225m, representing a margin of between 11% and 16%, compared to original guidance of non-IFRS adjusted EBIT of $210m to $240m, representing a margin of 15% to 16%.

•	Non-IFRS adjusted net income per diluted share between $0.60 and $1.40, compared to original guidance of $1.20 to $1.48.

For the third quarter of fiscal 2024, we expect:

•	Total revenue between $575m and $700m.

•	Non-IFRS adjusted EBIT between $190m and $265m.

•	Non-IFRS adjusted net income per diluted share between $1.22 and $1.76.

Our outlook now includes the following assumptions:

•

DTC revenue as a percentage of total revenue of approximately 70%, representing a high-single-digit increase to a low-double-digit decrease in year-over-year DTC comparable sales growth, and continued channel expansion.

•

Wholesale revenue growth to decrease by a low-to-mid teens percentage rate year-over-year, reflective of the continued editing of our wholesale door count (-6%), revised re-order expectations, and expansion of our retail store network.

•	Gross margin as a percentage of total revenue to be in the high 60s, with DTC and wholesale gross margins in the mid 70s and low 50s, respectively.

•	15 permanent retail stores to open, which we expect to be fully operational in the second half of the year, concentrated in Mainland China and the USA.

•

SG&A expense to grow at a mid-teens percentage rate on a year-over-year basis due to a larger DTC network and operating cost base, moderated by cost savings initiatives, including approximately $15m in savings from the Transformation Program in fiscal 2024.

•	Effective tax rate in the high teens as a percentage of income before taxes for fiscal 2024.

•	Weighted average diluted shares outstanding of 103.5m for fiscal 2024, reflecting share buy backs executed year-to-date and assumed dilution effective of outstanding share-based payments.

[8]

The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company’s control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, it is unable to provide a reconciliation of the non-IFRS measures included in its fiscal 2024 guidance.

Conference Call Information

The Company will host the conference call at 8:30 a.m. Eastern Standard Time on November 1, 2023. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/491815362. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://investor.canadagoose.com.

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to our fiscal 2024 full year and third quarter financial outlook, the execution of our proposed strategy including retail footprint expansion and new product offerings, early leading indicators and impacts for ongoing fiscal periods, and our operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2024 full year and third quarter financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution, and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management’s Discussion and Analysis (“MD&A”) as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended April 2, 2023. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investors: ir@canadagoose.com

Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Income (Loss)

(unaudited)

(in millions of Canadian dollars, except share and per share amounts)

	Second quarter ended		Two quarters ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022

	Reclassified		Reclassified
	$	$	$	$
Revenue	281.1	277.2	365.9	347.1
Cost of sales	101.6	111.4	131.2	138.6

Gross profit	179.5	165.8	234.7	208.5
Selling, general & administrative expenses	177.2	144.3	332.1	269.2

Operating income (loss)	2.3	21.5	(97.4)	(60.7)
Net interest, finance and other costs	13.6	23.6	28.1	29.5

Loss before income taxes	(11.3)	(2.1)	(125.5)	(90.2)
Income tax recovery	(15.4)	(7.1)	(44.6)	(31.6)

Net income (loss)	4.1	5.0	(80.9)	(58.6)

Attributable to:
Shareholders of the Company	3.9	3.3	(77.2)	(59.1)
Non-controlling interest	0.2	1.7	(3.7)	0.5

Net income (loss)	4.1	5.0	(80.9)	(58.6)

Earnings (loss) per share attributable to shareholders of the Company
Basic and diluted	$0.04	$0.03	$(0.75)	$(0.56)

Condensed Consolidated Statements of Financial Position

(unaudited)

(in millions of Canadian dollars)

	October 1, 2023	October 2, 2022	April 2, 2023
	$	$	$
Assets
Current assets
Cash	37.5	97.1	286.5
Trade receivables	146.5	150.0	50.9
Inventories	519.7	511.5	472.6
Income taxes receivable	17.2	10.5	0.9
Other current assets	82.6	63.4	52.3

Total current assets	803.5	832.5	863.2
Deferred income taxes	119.2	90.0	67.5
Property, plant and equipment	179.3	122.4	156.0
Intangible assets	132.4	133.3	135.1
Right-of-use assets	280.0	274.3	291.8
Goodwill	62.7	64.1	63.9
Other long-term assets	12.2	26.9	12.5

Total assets	1,589.3	1,543.5	1,590.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	210.2	218.4	195.6
Provisions	20.5	21.7	21.6
Income taxes payable	7.7	12.9	31.5
Short-term borrowings	80.7	57.3	27.6
Current portion of lease liabilities	77.1	65.4	76.1

Total current liabilities	396.2	375.7	352.4
Provisions	35.8	31.7	36.5
Deferred income taxes	15.5	23.2	16.4
Revolving Facility	85.0	55.1	—
Term Loan	391.4	402.7	391.6
Lease liabilities	253.2	250.1	258.7
Other long-term liabilities	56.5	38.5	56.9

Total liabilities	1,233.6	1,177.0	1,112.5
Equity
Equity attributable to shareholders of the Company	352.2	355.4	469.5
Non-controlling interests	3.5	11.1	8.0

Total equity	355.7	366.5	477.5

Total liabilities and equity	1,589.3	1,543.5	1,590.0

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

(in millions of Canadian dollars)

	Second quarter ended		Two quarters ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022

	Reclassified[9]		Reclassified[9]
	$	$	$	$
Operating activities
Net income (loss)	4.1	5.0	(80.9)	(58.6)
Items not affecting cash:
Depreciation and amortization	30.6	26.4	59.8	52.2
Income tax recovery	(15.4)	(7.1)	(44.6)	(31.6)
Interest expense	12.9	9.2	20.3	16.2
Foreign exchange loss (gain)	4.2	17.1	(0.5)	19.2
Loss (gain) on disposal of assets	0.1	(0.1)	—	(0.1)
Share-based payment	4.7	4.3	7.2	7.0
Remeasurement of put option	2.7	1.7	10.8	1.7
Remeasurement of contingent consideration	(2.0)	(3.7)	(3.0)	(3.7)

	41.9	52.8	(30.9)	2.3
Changes in non-cash operating items	(67.3)	(79.2)	(166.2)	(202.7)
Income taxes paid	(18.9)	(10.1)	(49.0)	(26.3)
Interest paid	(12.9)	(8.3)	(20.4)	(15.0)

Net cash used in operating activities	(57.2)	(44.8)	(266.5)	(241.7)

Investing activities
Purchase of property, plant and equipment	(26.0)	(7.8)	(31.2)	(10.3)
Investment in intangible assets	(0.3)	0.4	(0.5)	(0.7)
Initial direct costs of right-of-use assets	(0.1)	(0.3)	(0.4)	(0.4)
Net cash inflow from business combination	—	—	—	2.8

Net cash used in investing activities	(26.4)	(7.7)	(32.1)	(8.6)

Financing activities
Mainland China Facilities borrowings	25.1	19.5	37.7	24.1
Japan Facility borrowings	7.1	5.8	15.4	9.7
Term Loan repayments	(1.0)	(1.0)	(2.0)	(2.0)
Revolving Facility borrowings	86.3	55.4	86.3	55.4
Transaction costs on financing activities	(0.3)	—	(0.3)	—
Subordinate voting shares purchased and cancelled under NCIB	(29.9)	—	(57.4)	—
Principal payments on lease liabilities	(15.3)	(13.5)	(28.7)	(27.3)
Issuance of shares	0.1	—	0.1	—

Net cash from financing activities	72.1	66.2	51.1	59.9

Effects of foreign currency exchange rate changes on cash	1.0	1.6	(1.5)	(0.2)

(Decrease) increase in cash	(10.5)	15.3	(249.0)	(190.6)
Cash, beginning of period	48.0	81.8	286.5	287.7

Cash, end of period	37.5	97.1	37.5	97.1

[9]

Management identified an immaterial reclassification in the interim statement of cash flows and related note disclosure for the second and two quarters ended October 2, 2022 decreasing cash outflows from investing activities and increasing cash outflows from operating activities of $7.0m due to translation of foreign currency. Certain comparative figures have been reclassified in the interim statement of cash flows and related note disclosure related to this reclassification. The reclassification has been appropriately reflected in the interim statement of cash flows and related note disclosure for the second and two quarters ended October 1, 2023.

Non-IFRS Financial Measures and Other Specified Financial Measures

This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income (loss) and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin, adjusted net income (loss) attributable to shareholders of the Company and adjusted net income (loss) per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A for the second quarter of fiscal 2024 under “Non-IFRS Financial Measures and Other Specified Financial Measures. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” and, in the case of constant currency revenue, under “Revenue”.

This press release also includes DTC comparable sales growth which is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.

Reconciliation of Non-IFRS Measures

The tables below reconcile net income (loss) to adjusted EBIT and adjusted net income (loss) attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

Beginning with the third quarter of fiscal 2023, we no longer include pre-store opening costs in the reconciliation of net income (loss) to adjusted EBIT and adjusted net income (loss) attributable to shareholders of the Company, as we believe these costs are a part of our operating base as we accelerate new store openings. Comparable periods have been restated to reflect this change.

Beginning with the first quarter of fiscal 2024, foreign exchange gains and losses related to the term loan, net of hedging, are now reflected in the presentation of net interest, finance and other costs, which was previously presented in SG&A expenses. Comparable periods have been reclassified to reflect this change.

	Second quarter ended		Two quarters ended
CAD $ millions	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Net income (loss)	4.1	5.0	(80.9)	(58.6)
Add (deduct) the impact of:
Income tax recovery	(15.4)	(7.1)	(44.6)	(31.6)
Net interest, finance and other costs	13.6	23.6	28.1	29.5

Operating income (loss)	2.3	21.5	(97.4)	(60.7)
Net temporary store closure costs (a)	—	0.2	—	2.4
Head office transition costs (c)	—	1.5	0.8	3.2
Japan Joint Venture costs (e)	0.1	2.8	0.1	4.2
Strategic initiatives (g)	7.7	—	15.5	—
Net corporate restructuring costs (h)	5.5	—	5.5	—
Legal proceeding costs (i)	—	1.2	—	2.2
Other (l)	—	(0.9)	—	(0.9)

Total adjustments	13.3	4.8	21.9	11.1

Adjusted EBIT	15.6	26.3	(75.5)	(49.6)
Adjusted EBIT margin	5.5%	9.5%	(20.6)%	(14.3)%

	Second quarter ended		Two quarters ended
CAD $ millions	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Net income (loss)	4.1	5.0	(80.9)	(58.6)
Add (deduct) the impact of:
Net temporary store closure costs (a) (b)	—	0.3	—	2.5
Head office transition costs (c) (d)	—	1.8	1.2	3.9
Japan Joint Venture costs (e)	0.1	2.8	0.1	4.2
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (f)	0.7	(2.0)	7.8	(2.0)
Strategic initiatives (g)	7.7	—	15.5	—
Net corporate restructuring costs (h)	5.5	—	5.5	—
Legal proceeding costs (i)	—	1.2	—	2.2
Unrealized foreign exchange loss (gain) on Term Loan Facility (j)	1.7	16.8	(0.5)	15.3
Deferred tax adjustment (k)	—	—	(0.5)	—
Other (l)	—	(0.9)	—	(0.9)

Total adjustments	15.7	20.0	29.1	25.2
Tax effect of adjustments	(3.1)	(2.7)	(4.9)	(4.0)

Adjusted net income (loss)	16.7	22.3	(56.7)	(37.4)
Adjusted net income (loss) attributable to non-controlling interest (m)	(0.5)	(2.0)	(0.2)	(1.1)

Adjusted net income (loss) attributable to shareholders of the Company	16.2	20.3	(56.9)	(38.5)

Weighted average number of shares outstanding
Basic	102,468,461	105,334,265	103,089,612	105,284,370
Diluted	103,586,542	105,864,969	103,089,612	105,284,370
Adjusted net income (loss) per basic share attributable to shareholders of the Company	$0.16	$0.19	$(0.55)	$(0.37)
Adjusted net income (loss) per diluted share attributable to shareholders of the Company	$0.16	$0.19	$(0.55)	$(0.37)

(a)

Net temporary store closure costs of $nil and $nil were incurred in the second and two quarters ended October 1, 2023, respectively (second and two quarters ended October 2, 2022 - $0.2m and $2.4m, respectively).

(b)

Net temporary store closure costs incurred in (a) as well as $nil and $nil of interest expense on lease liabilities for temporary store closures for the second and two quarters ended October 1, 2023, respectively (second and two quarters ended October 2, 2022 - $0.1m and $0.1m, respectively).

(c)	Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(d)

Corporate head office transition costs incurred in (c) as well as $nil and $0.4m of interest expense on lease liabilities for the second and two quarters ended October 1, 2023, respectively (second and two quarters ended October 2, 2022 - $0.3m and $0.7m, respectively).

(e)

Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.

(f)

Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded a loss of $0.7m and $7.8m on fair value remeasurement of the contingent consideration and put option during the second and two quarters ended October 1, 2023, respectively (second and two quarters ended October 2, 2022 - gain of $(2.0)m and $(2.0)m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of income (loss).

(g)	Consultancy fees incurred in connection with our Transformation Program.

(h)	Corporate restructuring costs, net of share-based award forfeitures, associated with the reduction in workforce as part of our Transformation Program.
(i)	Costs for legal proceeding fees including for the defence of class action lawsuits.
(j)

Unrealized gains and losses on the translation of the term loan from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs were previously presented in SG&A expenses, are now reflected in the presentation of net interest, finance and other costs.

(k)	Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(l)	Costs related to the transition of logistics agencies, restructuring costs related to the company’s manufacturing facilities, rent abatements received as well as individually immaterial items.
(m)

Calculated as net income attributable to non-controlling interest within the interim financial statements of $(0.2)m and $3.7m less $(0.3)m and $(3.9)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the second and two quarters ended October 1, 2023, respectively. Net income attributable to non-controlling interest within the interim financial statements of $(1.7)m and $(0.5)m less $(0.3)m and $(0.6)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the second and two quarters ended October 2, 2022, respectively.